SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On March 8, 2006, Irwin Financial Corporation issued a press release, announcing the outcome of a call notice issued on the securities underlying IFC Capital Trust III. A copy of the press release is attached as Exhibit 99.1. This filing under Item 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated March 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: March 8, 2006   By: /s/ Gregory F. Ehlinger
_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated March 8, 2006.

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.379.7603

**IRWIN FINANCIAL CORPORATION ANNOUNCES
RESULTS OF CONVERTIBLE TRUST PREFERRED SECURITIES REDEMPTION**

(Columbus, IN, March 8, 2006) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on small business and mortgage banking today announced the outcome of a call notice issued on the securities underlying IFC Capital Trust III, from which $51.7 million of 8.75 percent convertible trust preferred securities (NYSE: IFC.N, CUSIP # 449498203) were outstanding.

The terms of the call notice were to redeem all shares outstanding on March 6, 2006, at their par value of $25 per share plus accrued interest through March 3, 2006. In lieu of redemption for cash, the trust preferred securities were convertible at the option of the holder into Irwin Financial Corporation common stock (NYSE: IFC) at any time up to 5:00 p.m. EST on March 3, 2006. If converted, each share of convertible trust preferred securities was exchanged for 1.2610 shares of common stock, which equated to a common stock conversion price of $19.825/share.

Of the 2.1 million shares of Capital Trust III convertible securities outstanding, 0.8 million shares were converted, at the 1.2610 exchange ratio, into 1.0 million shares of IFC common stock.

The remaining 1.3 million shares of Capital Trust III convertible securities were redeemed for a total cash payment of $32.1 million, which consisted of the $25 par value per share plus accrued interest.

Due to the redemption of 1.3 million convertible securities, the number of dilutive potential common shares to be included in the Corporation's earnings per share calculation will decline by 1.6 million shares.

For the redeemed shares, capitalized issuance costs must be expensed in the current quarter, reducing pre-tax income by $1.1 million. Interest expense savings in the current quarter resulting from the call are expected to be $0.5 million for a net impact of -$0.6 million before tax or approximately one cent per share after-tax.

The Corporation intends to issue approximately $32 million of Tier-1 eligible, non-convertible trust preferred securities in the near future which will have the effect of replenishing its capital base for the convertible securities that were redeemed on March 6, 2006.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin Union Bank, Irwin Commercial Finance, Irwin Home Equity Corporation, and Irwin Mortgage Corporation - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions about the number and effect of the Corporation's dilutive potential common shares to be included in our earnings per share calculation;
- statements and assumptions about the expected interest expense savings and the net impact of the call for the quarter;
- statements about our intention to issue additional trust preferred securities and the expected impact of the issuance on our capital base; and
- any other statements that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in direction, volatility and relative movement (basis risk) of interest rates; unanticipated deterioration in or changes in estimates of the carrying value of our other assets, including securities; unanticipated difficulty or delay in issuing trust preferred securities or any other prospective issuance of capital; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in applicable accounting policies or principles or their application to our businesses; additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final outcome and implications of our consideration of strategic alternatives for our conventional mortgage banking segment, or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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